

T. 5719

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/02 (MM/DD/YY) AND ENDING 1/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Halbert, Hargrove + Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes + McClaughry Accountancy Corp
(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HALBERT, HARGROVE & CO.

FINANCIAL STATEMENTS
JANUARY 31, 2003 AND 2002

CONTENTS



WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Halbert, Hargrove & Co.

We have audited the accompanying statements of financial condition of Halbert, Hargrove & Co. (the Company) as of January 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halbert, Hargrove & Co. as of January 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
February 20, 2003

HALBERT, HARGROVE & CO.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	January 31, 2003	January 31, 2002
ASSETS		
Cash	$193,169	$164,461
Miscellaneous receivables	53,616	51,673
Prepaid expenses	12,818	9,862
Office equipment and fixtures, net	1,660	2,330
Investment	3,300	3,300
Deferred income taxes	6,923	6,328
Subordinated notes receivable	26,860	26,860
TOTAL ASSETS	$298,346	$264,814

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 4,968	$ 2,775
Accrued expenses	6,752	30,300
Due to affiliates	2,046	1,700
Income taxes payable	8,876	9,451
	22,642	44,226
COMMITMENTS (Note 2)		
Subordinated borrowings	25,042	25,042
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 30,000 shares authorized	18,675	18,675
Additional paid-in capital	75,923	75,923
Retained earnings	156,064	100,948
	250,662	195,546
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$298,346	$264,814

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF INCOME

	For the Year Ended January 31,	
	2003	2002
REVENUE		
Commissions - sale of investment company shares	$291,613	$256,512
Commissions - sale of variable annuities	79,231	128,703
Commissions - listed	269,850	243,079
Other revenue	3,105	5,904
	643,799	634,198
EXPENSES		
Sales and administrative employees' expenses	429,080	463,505
Registered representatives' commissions	2,221	911
Communications	249	10,116
Occupancy and equipment costs	37,099	24,785
Interest expense	2,254	2,093
Regulatory fees and expenses	6,165	2,744
Other expenses	91,694	80,314
	568,762	584,468
INCOME BEFORE INCOME TAXES	75,037	49,730
PROVISION FOR INCOME TAXES	19,921	11,417
NET INCOME	$ 55,116	$ 38,313

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCE AT FEBRUARY 1, 2001	18,675	$ 18,675	$ 75,923	$ 62,635
NET INCOME				38,313
BALANCE AT JANUARY 31, 2002	18,675	18,675	75,923	100,948
NET INCOME				55,116
BALANCE AT JANUARY 31, 2003	18,675	$ 18,675	$ 75,923	$156,064

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

	For the Year Ended January 31,	
	2003	2002
SUBORDINATED BORROWINGS AT BEGINNING OF YEAR - FEBRUARY 1	$ 25,042	$ 25,042
SUBORDINATED BORROWINGS AT END OF YEAR - JANUARY 31	$ 25,042	$ 25,042

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CASH FLOWS

	For the Year Ended January 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 55,116	$ 38,313
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	670	1,104
Deferred income taxes	(595)	37
Increase in:		
Miscellaneous receivables	(1,943)	(14,997)
Prepaid expenses	(2,956)	(7,558)
Increase (decrease) in:		
Accounts payable	2,193	240
Accrued expenses	(23,548)	(26,986)
Due to affiliates	346	(1,670)
Deferred rent		(2,866)
Income taxes payable	(575)	9,451
Net Cash Provided By (Used In) Operating Activities	28,708	(4,932)
NET CHANGE IN CASH	28,708	(4,932)
CASH AT BEGINNING OF YEAR	164,461	169,393
CASH AT END OF YEAR	$193,169	$164,461
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for:		
Income taxes	$21,091	$2,920
Interest expense	$2,254	$5,190

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2003 AND 2002

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Halbert, Hargrove & Co. (the "Company") is incorporated under the laws of the State of California. Its principal business, as a registered broker-dealer, is to trade in securities under the Securities and Exchange Act of 1934 on a fully disclosed basis for its customers, who are primarily middle- to high-income individuals. The Company is a member of the National Association of Securities Dealers, Inc.

Summary of Significant Accounting Policies

Depreciation

Depreciation on equipment is provided by using a combination of the straight-line and declining-balance methods in amounts sufficient to relate the cost of equipment to operations over their estimated useful lives of five to seven years.

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a settlement date basis, generally after security transactions have been executed and the Company has received confirmation from its clearing broker.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense, which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, and differences in timing of deductibility of deferred compensation, vacation expense and depreciation.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued)

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents - Concentration of Credit Risk

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At January 31, 2003 and throughout the year, the Company has maintained cash balances at its financial institution in excess of federally insured limits.

NOTE 2 - Leases

Operating Leases

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in December 2009, with two renewal options for a total of ten additional years. The Company has sublease agreements with two affiliated companies, which cover approximately 83% of the lease obligation.

The lease requires the Company to pay insurance and an annually assessed common area maintenance charge in the amount of the assessment in excess of a fully occupied equivalent base period amount. Total rent expense for the years ended January 31, 2003 and 2002 was approximately $37,000 and $25,000, respectively, which is net of sublease reimbursements of approximately $328,000 and $331,000 for the years ended January 31, 2003 and 2002, respectively.

NOTE 2 - Leases (Continued)

Operating Leases (Continued)

Future minimum lease payments on noncancelable operating leases of one year or more are as follows:

Year Ending January 31,	Office Space
2004	$ 346,224
2005	347,470
2006	353,700
2007	353,700
2008	363,668
Thereafter	675,862
	$ 2,440,624

Future minimum sublease payments to be received on noncancelable sublease agreements are as follows:

Year Ending January 31,	Office Space
2004	$ 286,344
2005	287,590
2006	293,820
2007	293,820
2008	303,788
Thereafter	566,082
	$ 2,031,444

NOTE 3 - Related Party Transactions

Subordinated Notes Receivable

The Company loaned funds to Halbert Hargrove/Russell, an affiliated company sharing common ownership, in the form of subordinated notes receivable. The notes bear interest at 8% and are due on demand. The amount outstanding at January 31, 2003 and 2002 was $26,860.

Other

Included in miscellaneous receivables are amounts due, on open advances, from the Company's majority stockholder totaling approximately $17,000 and $11,000 at January 31, 2003 and 2002, respectively.

Subordinated Borrowings

The Company is obligated on a 9% note payable in the amount of $25,042 to a relative of the majority stockholder. The note was made September 3, 1991 and is due December 31, 2003. The note is subordinated to claims of general creditors. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Reimbursed Expenses

Halbert Hargrove/Russell, LLC, (HHRLLC) an affiliated company sharing common controlling ownership, reimburses the Company for rent and other expenses provided to HHRLLC pursuant to a reimbursement agreement. For the years ended January 31, 2003 and 2002, these costs totaled approximately $251,000 and $209,000, respectively. Additionally, the Company reimburses HHRLLC for insurance and other expenses. These costs totaled approximately $56,000 and $23,000 for the years ended January 31, 2003 and 2002, respectively. The Company has entered into several noncancelable office equipment operating leases that have been assigned to and are paid directly by HHRLLC.

HALBERT, HARGROVE & CO.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2003 AND 2002

NOTE 4 - Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended January 31,	
	2003	2002
Currently payable		
Federal	$ 13,581	$ 7,042
State	6,935	4,338
Deferred income taxes	(595)	37
	$ 19,921	$ 11,417

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness, and the percentage of debt to debt-equity shall not exceed 70%. At January 31, 2003, the Company had net capital of $170,527, which was $165,527 in excess of its required net capital, and the Company's net capital ratio was .13 to 1.

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
JANUARY 31, 2003

CREDITS	
Stockholders' equity per company's unaudited X-17A-5 Part IIA filing	$ 250,662
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	25,042
Net audit adjustments	None
Stockholders' equity	275,704
DEBITS	
Nonallowable assets:	
Receivables from noncustomers	80,476
Office equipment	1,660
Deferred income taxes and other assets	23,041
	105,177
NET CAPITAL	170,527
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $5,000 OR 1/15 OF AGGREGATE INDEBTEDNESS OF $22,641	5,000
Excess net capital	$ 165,527
Excess net capital at 1000%	$ 168,262
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.13 to 1
PERCENT OF DEBT TO DEBT-EQUITY TOTAL	9%
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 170,527
Net audit adjustments	None
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 170,527
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 22,642
Net audit adjustments	None
AGGREGATE INDEBTEDNESS	$ 22,642

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE II
JANUARY 31, 2003

1. Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 as of January 31, 2003.

2. Information Relating to Possession or Control Requirements under rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 as of January 31, 2003.



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Halbert, Hargrove and Co.

In planning and performing our audit of the financial statements and supplemental schedules of Halbert, Hargrove and Co. (the Company), for the year ended January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
February 20, 2003